UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

ENTRY INTO MERGER AGREEMENT
On August 27, 2025, Aspen Insurance Holdings Limited, a Bermuda exempted company limited by shares (“Aspen”) (NYSE: AHL) entered into a definitive agreement under which Aspen will be acquired by a wholly owned indirect subsidiary of Sompo Holdings, Inc., a leading global provider of commercial and consumer property and casualty (re)insurance.
The Agreement and Plan of Merger (the “Merger Agreement”) is by and among Aspen, Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares (“Parent”), and Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions set forth therein, and in the statutory merger agreement (the “Statutory Merger Agreement”), Merger Sub will merge with and into Aspen in accordance with the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”), with Aspen surviving such Merger (the “Merger” and such surviving company, the “Surviving Company”) as a wholly owned subsidiary of Parent.
At the effective time of the Merger (the “Effective Time”), each issued Class A ordinary share, par value $0.001 per share, of Aspen (each, a “Company Share”) (other than any Company Share held by Aspen or any subsidiary thereof as treasury shares or any Company Share owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent) will be automatically converted into the right to receive an amount in cash equal to $37.50, without interest (the “Merger Consideration”). At the Effective Time, each issued (a) 5.625% Perpetual Non-Cumulative Preference Share (the “5.625% PRD Preference Shares”), (b) Depositary Share, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Share (the “5.625% PRE Preference Shares”) and (c) Depositary Share, each representing a 1/1000th interest in a share of 7.000% Perpetual Non-Cumulative Preference Shares (the “7.000% PRF Preference Shares” and, collectively with the 5.625% PRD Preference Shares and the 5.625% PRE Preference Shares, the “Preference Shares”) of Aspen by virtue of the Merger and without any action on the part of the holder thereof will be automatically converted into a fully paid preference share of the Surviving Company, in each case, entitled to the same dividend and all other preferences and privileges, rights, qualifications, limitations, and restrictions set forth in the applicable certificate of designations of each Preference Share, which such certificate of designation shall remain at and following the Effective Time in full force and effect.
At the Effective Time, each outstanding and unexercised stock option award (a “Company Option Award”) that has an exercise price per Company Share less than the Merger Consideration will be canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeds the applicable per share exercise price of the Company Option Award and (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration will be cancelled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) will be canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award will continue to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims.
The Merger Agreement restricts Aspen from declaring or paying any dividends, other than periodic cash dividends on the Preference Shares, in accordance with applicable certificates of designation.
The Merger Agreement contains various customary representations and warranties from each of Aspen, Parent and Merger Sub. Aspen has also agreed to various customary covenants, including but not limited to conducting its business in the ordinary course and not engaging in certain types of transactions during the period between the execution of the Merger Agreement and the closing of the Merger. Aspen also covenants (1) to deliver to its controlling shareholders a written notice containing such information as described in Section 106(2) of the Bermuda Companies Act to solicit their approval for the Merger Agreement, the Statutory Merger Agreement and the Merger (the “Shareholder Written Resolution”), (2) assuming receipt of the Shareholder Written Resolution, to deliver an Information Statement to all of Aspen’s shareholders describing the transactions contemplated by the Merger Agreement, and (3) to not solicit, enter into discussions concerning, or provide confidential information in connection with, alternative transactions, subject to a customary exception that allows Aspen under certain circumstances, prior to the receipt of shareholder approval, to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that Aspen’s board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to lead to a “superior proposal”.
Consummation of the Merger is subject to customary closing conditions. One such condition being the approval of the Merger by Aspen shareholders representing a majority of the voting power of the Company’s shares. On August 27, 2025, the requisite approval was obtained when Aspen shareholders representing a majority of the voting power of the holders of shares delivered the Shareholder Written Resolution to the Company approving the Merger.
Further conditions include (1) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of certain regulatory approvals (the “Required Approvals”), including, among others, approval or consent of the Japan Financial Services Agency, the Bermuda Monetary Authority, the U.K. Prudential Regulatory Authority, the U.K. Financial Conduct Authority, the Council and Society and Corporation of Lloyd’s, the North Dakota Department of Insurance, and the Texas Department of Insurance, (2) the absence of any injunction, judgment or ruling of a governmental authority of competent jurisdiction enjoining, restraining or otherwise making illegal or prohibiting the Merger, (3) subject to specified materiality standards, the accuracy of the representations and warranties of, and performance of all covenants by, the parties as set forth in the Merger Agreement, and (4) no Material Adverse Effect (as defined in the Merger Agreement) or Parent Burdensome Condition (as defined in the Merger Agreement) has occurred.
The Merger Agreement also contains certain termination rights, including Parent’s right to terminate if the Shareholder Written Resolution is not delivered to Parent within twelve hours after execution of the Merger Agreement.
The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.
The representations, warranties and covenants of Aspen, Parent and Merger Sub contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Aspen’s filings with the United States Securities and Exchange Commission (“SEC”) since January 1, 2024 and (ii) confidential disclosures made in the disclosure letters delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties, rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Aspen, Parent, Merger Sub or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Aspen, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Aspen’s public disclosures.

Delisting
Following the Effective Time, the Company Shares will be delisted from The New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.
Press Release
On August 27, 2025, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued by the Company is attached as Exhibit 99.2 hereto and incorporated herein by reference.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This Report of Foreign Private Issuer on Form 6-K is being made in respect of the Transaction. The Company intends to mail or otherwise provide to its shareholders an Information Statement in connection with the Transaction (the “Information Statement”). This communication is not a substitute for the Information Statement or any other document that may be made available on Aspen’s website. Investors and security holders are urged to carefully read the entire Information Statement and other relevant documents as and when they become available because they will contain important information.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. In particular, statements using words such as “anticipate,” “may,” “seek,” “will,” “likely,” “assume,” “expect,” “intend,” “believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “objective,” “outlook,” “future,” “could,” “would,” “should,” or their negatives or variations, and similar terminology and words of similar import, generally involve forward-looking statements.
The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) the parties ability to consummate the transactions contemplated by the Merger Agreement (the “Transactions”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, including the Written Shareholder Resolution or the satisfaction of other closing conditions to consummate the Transactions; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or any unanticipated difficulties or expenditures relating to the Transactions; (c) risks related to diverting the attention of Aspen’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transactions; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transactions, including resulting expense or delay; (g) risks related to future opportunities and plans for Aspen, including the uncertainty of expected future financial performance and results of Aspen following completion of the Transactions; (h) disruption of currents plans and operations caused by the announcement of the Transactions, making it more difficult to conduct business as usual or maintain relationships with current or future service providers, customers, employees or vendors, financing sources and governmental authorities; (i) effects relating to the announcement of the Transactions or any further announcements or the consummation of the Transaction on the market price of Aspen’s shares and, if the Transactions are not completed, and Aspen continues as a publicly-traded company, risks that the announcement of the Transactions and the dedication of substantial resources of Aspen to the completion of the Transactions could have an impact on its business, strategic relationships, operating results and activities in general; and (j) other risks and uncertainties affecting Parent, Aspen and more, as well as management’s response to any of the aforementioned factors. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).
NO OFFER OR SOLICITATION
This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

EXHIBIT INDEX

Exhibit
99.1	Agreement and Plan of Merger, dated August 27, 2025, by and among Aspen Insurance Holding Limited, Endurance Specialty Insurance Ltd. and Ajax Ltd.
99.2	Joint Press Release, dated August 27, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 27, 2025	By:	/s/ Mark Cloutier
	Name:	Mark Cloutier
	Title:	Executive Chairman & Group Chief Executive Officer